January 4, 2011
By EDGAR
Ms. Julie F. Rizzo
Attorney-Advisor
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
WashingtonD.C.20549

Re:	American Axle & Manufacturing Holdings, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed February 22, 2010 File No. 001-14303
Dear Ms. Rizzo:
On behalf of American Axle & Manufacturing Holdings, Inc. (“AAM” or “the Company”), we are providing the following responses to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your December 20, 2010 letter regarding the above-referenced filing. For ease of reference, the staff’s comments are reproduced below.
Form 10-K for the fiscal year ended December 31, 2009
Item 1A Risk Factors, page 6
1.	We note the statement on page six that “[t]he risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.” All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned. Please confirm that in future filings you will remove this language.
AAM Response:
We will comply with the staff’s comments in future filings by removing the language referenced above.

Securities and Exchange Commission
January 4, 2011

Definitive Proxy Statement on Schedule 14A
2.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
AAM Response:
The Company concluded that no disclosure was necessary in response to Item 402(s) of Regulation S-K on the basis of the determination by AAM’s senior management that any risks arising from the Company’s compensation policies and practices for its employees were not reasonably likely to have a material adverse effect on the Company. In reaching this conclusion, members of AAM’s senior management considered, among other things, the features of the Company’s compensation programs, including the design and operation of such programs and pay levels of the Company’s employees.
The specific considerations taken into account in evaluating the Company’s compensation program for executive officers and other senior management include the following factors:
•	AAM’s executive compensation programs consist of a mix of base salary, annual incentive compensation and long-term incentive compensation, which provide a balance of annual and longer-term performance opportunities for the Company’s executives.

•	The performance measures specified in AAM’s executive compensation programs that are used to calculate payouts of annual and long-term incentive compensation include cash flow, net income, return on invested capital, EBITDA and relative total stockholder return.

•	Long-term incentive performance awards for the Company’s executive officers are based on a three year performance period in order to motivate our executive officers to deliver long-term value to our stockholders.

•	With the assistance of an independent compensation consultant, the Compensation Committee reviews and approves the target percentile goals of each component of total compensation for executive officers and other senior management. As part of this review, the Compensation Committee compares the targeted and actual total compensation of each executive officer with their counterparts within the Company’s peer group.

•	To align the interests of our executive officers and stockholders and to reinforce the importance of making sound long-term decisions, the Company has adopted stock ownership guidelines that require our executive officers to hold a certain level of Company stock.
Similar considerations were also taken into account with respect to the performance-based component of compensation for the Company’s non-executive employees.

Securities and Exchange Commission
January 4, 2011

In connection with the Company’s responses in this letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings on Form 10-K and Definitive Proxy Statement on Schedule 14A;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.
Please do not hesitate to contact Lisa L. Jacobs at 212 848-7678 or myself at 313 758-4236 with any questions, or if you wish to discuss the above response. Please note for your records that my fax number is 313 758-4238.
Very truly yours,
/s/ Michael K. Simonte
Michael K. Simonte
Executive Vice President-Finance & Chief Financial Officer

cc:	John Dana Brown, U.S. Securities and Exchange Commission Richard E. Dauch, Chief Executive Officer, American Axle & Manufacturing Holdings, Inc. Lisa L. Jacobs, Partner, Shearman & Sterling LLP